Franki D’Hoore, Director Investor Relations 5 September 2012 Deutsche Bank Access European TMT Conference London Exhibit 99.1

Safe Harbor
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program.
These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether shareholder approval of the
Second Issuance and the synthetic buyback at the EGM will be obtained, receipt of regulatory approvals, whether other customers will participate in the program, whether the 450mm and EUV research and development programs will be successful, ASML's ability to hire additional workers as part of the 450mm and EUV programs described in this release and other risks indicated in the risk factors included in ASML’s Annual Report on Form
20-F and other filings with the US Securities and Exchange Commission.
5 September 2012
Public
Slide 2

• Business summary • Co-investment program - Update • Business Environment • ASML technology strategy - Status • Outlook Agenda 5 September 2012 Public Slide 3

Business Summary 5 September 2012 Public Slide 4

Q2 results - highlights
• Net sales of € 1,228 million, 44 systems sold valued at
€ 985 million, net service and field option sales at € 243 million
• Gross margin of 43.2%
• Operating margin of 27.0%
• Net bookings of € 949 million, 43 systems
• Backlog at € 1,503 million, 55 systems
• Generated € 470 million cash from operations in H1 2012 and returned
€ 433 million to shareholders in dividends and share buy backs
Net bookings and backlog numbers are excluding EUV.
18 July 2012
Public
Slide 5

Total net sales M€ Public Numbers have been rounded for readers’ convenience. 18 July 2012 Slide 6

Net system sales breakdown in value: Q2 2012
Numbers have been
rounded for readers’
convenience.
Technology
I-Line 1%
ArF Immersion
72%
KrF 27%
Japan 4%
USA
22%
Korea
26%
Taiwan
43%
Europe 4%
China 1%
Region
Foundry
61%
NAND
18%
IDM
12%
DRAM 9%
End-Use
Sales in Units
18
22
4
18 July 2012
Public
Slide 7
EUV ArF i ArFdry KrF I-Line

Bookings activity by sector, EUV not included
Total value M€ 949
Net booked
• 38 new tools at € 896 million
• 5 used tools at € 53 million
Numbers have been rounded for readers’ convenience.
18 July 2012
Public
Slide 8
NAND
19%
DRAM
23%
IDM
22%
Foundry
36%

Backlog in value per July 1 , EUV not included
Total value M€ 1,503
85% of backlog
carry shipment
dates in the next
6 months
18 July 2012
Public
Slide 9
Technology
I-Line 3%
ArF immersion
74%
KrF 22%
ArF dry 1%
End-use
Foundry
33%
NAND
22%
DRAM
14%
IDM
31%
Region
(ship to location)
USA 30%
Korea 27%
Taiwan
20%
Japan 5%
Singapore 4%
Europe 10%
China 4%
New
systems
Used
systems
Total
systems
Units 42 13 55
Value M€ 1,415 88 1,503
ASP M€ 33.7 6.8 27.3
st
Numbers have been rounded for readers’ convenience.

Co-investment program update 18 July 2012 Public Slide 10

Customer co-investment program - Update
• Customers will contribute € 1.38 billion over the next 5 years to accelerate the development of next generation technology
• EUV current technology and beyond
• Development of 450mm wafer technology
• Customer co-investment program includes minority equity
investments in ASML
• Current status: ASML to issue an aggregate 23% minority equity stake to Intel, TSMC and Samsung, subject to shareholder
approval on EGM of September 7, 2012
• ASML will return entire cash proceeds from share issuance to shareholders* through a synthetic share buy-back
5 September 2012
Public
Slide 11
*excluding participating customers

Business Environment 18 July 2012 Public Slide 12

Business Environment
• DRAM sector 2012 purchases support approx 40% bit supply
growth through shrink
• NAND sector 2012 purchases support approx 80% bit supply
growth, 50% from shrink with balance through capacity additions
• Foundry spend in support of 28/32nm ramp toward a “wafer out”
plan of approx 300 wopm by mid 2013.  20nm node ramp
expected to begin in H2 2013.
• ASML’s H2 2012 revenue level is expected to be between € 2.2 billion and € 2.4 billion sustained by above industry sector initiatives
5 September 2012
Public
Slide 13

Where are we in the cycle? Each sector has its own heartbeat 5 September 2012 Public Slide 14 ASML system sales per sector

ASML Technology Strategy - Status 18 July 2012 Public Slide 15

Immersion – Productivity improvements
• TWINSCAN NXT:1950 productivity of 230 wafers per hour now the standard
• Shipped 30 systems to customers to date
• System upgrades at customer manufacturing sites has begun
• Mitigating cost increases (in combination with Holistic Litho products)
of multi-pass patterning
• Our best TWINSCAN NXT:1950i
• Printed more than 5,100 wafers in a single day in production
• Previous record 4,500 wafers achieved just 3 months ago
• Highlighting continued productivity improvements of our systems
5 September 2012
Public
Slide 16

EUV status – NXE:3300
• Exposed first wafers on the NXE:3300 EUV scanners, the volume production successor of the NXE:3100
• First NXE:3300 is expected to ship by early 2013
• Shipment of the remainder of the 11 tools on order is planned throughout 2013 for customer advanced process development
• Received customer commitment to purchase 4 additional
NXE:3300 systems for delivery in 2014
• Commitment is enabled by data gathered on source power
increase and steady performance of the 6 EUV tools in the
field
• Customers are accelerating development and preparing for
first semiconductor production using EUV in 2014
5 September 2012
Public
Slide 17

Outlook 18 July 2012 Public Slide 18

Q3 Outlook
• Net sales around € 1.2 billion
• Gross margin about 43%
• R&D costs at € 145 million
• SG&A costs at € 60 million*
ASML on track for H2 2012 sales between
€
2.2 and
€
2.4 billion
18 July 2012
Public
Slide 19
* SG&A costs planned at higher run rate due to extra IT investments